FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding proposed issuance of RMB bonds of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on January 23, 2013.

NOT FOR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere. The RMB Bonds are not available for general subscription in Hong Kong or elsewhere.

The Company has not registered and does not intend to register any of the RMB Bonds under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The RMB Bonds may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state or local securities laws in the United States.

PROPOSED ISSUANCE OF RMB BONDS

Reference is made to the announcement of Huaneng Power International, Inc. (the "Company") published on 26 April 2012 regarding the approval on the issuance of RMB-denominated debt instruments in Hong Kong in the sum of RMB5 billion by Huaneng Power International, Inc. (Fa Gai Wai Zi [2012] No.990) issued by the Development and Reform Commission of the State on 19 April 2012, approving the Company to issue the RMB-denominated debt instruments in Hong Kong in an aggregate amount of up to RMB5 billion, with an effective period of one year from the date of the approval.

Pursuant to the relevant approval, the Company proposes to issue the RMB bonds ("RMB Bonds"). Terms of the proposed issuance of the RMB Bonds to professional investors, including the aggregate principal amount, issue price, interest rate, maturity and other terms will be determined through a book-building exercise to be conducted. Upon finalisation of the terms of the RMB Bonds, the Company will enter into a subscription agreement and other ancillary documents with the joint lead managers and the joint bookrunners of the RMB Bonds. Further announcement(s) in respect of the proposed issuance of the RMB Bonds will be made by the Company as and when appropriate.

The RMB Bonds will not be registered under the Securities Act and, except pursuant to certain exemptions, may not be offered or sold within the United States. The RMB Bonds will be offered outside the United States in reliance on Regulation S under the Securities Act. None of the RMB Bonds will be offered to the public in Hong Kong.

If the RMB Bonds are issued, the proceeds from the proposed issuance will be used to procure imported commodities including but not limited to coal.

The Company intends to seek a listing of the RMB Bonds on The Stock Exchange of Hong Kong Limited (the "HKSE"). An application will be made to the HKSE for the listing of, and permission to deal in, the RMB Bonds by way of debt issues to professional investors only. There is no guarantee that an approval of listing of the RMB Bonds on the HKSE will be obtained. Approval of the listing of the RMB Bonds on the HKSE is not to be taken as an indication of the merits of the Company or the RMB Bonds.

As no binding agreement in relation to the proposed issuance of the RMB Bonds has been entered into as at the date of this announcement, the proposed issuance of the RMB Bonds may or may not materialise. Investors and shareholders of the Company are urged to exercise caution when dealing in the securities of the Company.

A further announcement in respect of the RMB Bonds will be made by the Company if and when it enters into a binding agreement for the proposed issuance of the RMB Bonds.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)

Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
23 January 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming

Title: Company Secretary

Date:  January 24, 2013